COLUMBIA FUNDS SERIES TRUST II

50606 Ameriprise Financial Center

Minneapolis, MN 55474

July 24, 2013

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549-4720

Re:	Responses to SEC review of May 31, 2012 and October 31, 2012 N-CSR and related filings for Columbia Funds Series Trust II

Dear Ms. Hatch,

This letter is in response to your comments provided telephonically on June 6, 2013 relating to the annual N-CSR and related filings for several series of Columbia Funds Series Trust II (the “Trust”) with fiscal years ending on May 31, 2012 and October 31, 2012. Your comments are set forth below and each is followed by our response.

1.	At October 31, 2012, Columbia Absolute Return Currency and Income Fund (the “ARCI Fund”) invested 95.2% of its net assets in Columbia Short-Term Cash Fund (the “Cash Fund”). The Fee Table included in the ARCI Fund’s February 28, 2013 Prospectus does not include a separate line item to disclose the impact of acquired fund fees and expenses. Please explain why this line item is not included.

Response: The Cash Fund is a money market fund which is used primarily by affiliated funds as an investment vehicle for overnight cash balances and/or as collateral for various obligations. The Cash Fund does not have a management fee, and its expenses normally round to less than 0.01%. As a result, a separate line item for acquired fund fees and expenses is not included in the Fee Table of the ARCI Fund pursuant to Form N-1A Item 3, Instruction 3(f).

2.	Per the October 1, 2012 Prospectus for Columbia Absolute Return Emerging Markets Macro Fund (the “Macro Fund”), the Principal Investment Strategy states that the Macro Fund will invest “at least 80% of its net assets…in long and short positions in sovereign debt obligations, currencies and/or interest rates of emerging market countries.” In addition, “the [Macro] Fund may count the gross notional value of its derivative transactions towards the…80% policy.” As derivatives are a part of the Macro Fund’s investment strategy, please update the country exposure table in future reports to also include the country exposures through derivatives.

Response: Management is currently drafting the Macro Fund’s May 31, 2013 annual report and plans to incorporate a number of changes to the representation of portfolio holdings tables/graphs required under Form N-1A Item 27(d)(2) as well as including other supplemental disclosures. The Macro Fund’s shareholder report is expected to include tables summarizing each of Sector Allocation and Quality Breakdown, as well as supplemental tables with (i) Foreign Debt Percentages by Country and (ii) Foreign

Responses to N-CSR Comments

July 24, 2013

Currency Contracts. The Foreign Debt Percentages by Country table will present the exposure to each country, consisting of the market value of all fixed income investments and derivatives (notably, credit default swaps). The Foreign Currency Contracts chart will present the Macro Fund’s currency exposure, by country, as a percentage of total net assets. Management believes that these changes will enhance the presentation of the Macro Fund’s investments.

3.	Please explain why the Citigroup 3-month U.S. Treasury Bill Index is an appropriate broad-based index for the Macro Fund.

Response: The Macro Fund’s investment objective is to seek “to provide shareholders with positive (absolute) returns.” Given this objective, we believe a cash benchmark, such as the Citigroup 3-month U.S. Treasury Bill Index, is an appropriate broad-based securities market index. Management does not believe that a more appropriate broad-based index is currently available.

4.	In the May 31, 2012 annual shareholder report for Columbia Absolute Return Multi-Strategy Fund (the “Multi-Strategy Fund”), the Notes to Financials state that the Multi-Strategy Fund did not enter into any short sales during the year; however, the Portfolio of Investments reflects short positions at year end. Please explain.

Response: Note 2 to the referenced financial statements includes a summary of significant accounting policies, including disclosures relating to short sales and their related investment strategy, accounting policies and risks. At the time of the Multi-Strategy Fund’s annual report, this short sale disclosure was included in the Notes to Financials for all funds that may engage in short sales as a component of their overall investment strategy, regardless of whether the activity actually occurred during the period. If no short sale activity occurred during the reporting period, a sentence to that effect was included in the disclosure. This note was populated from a standard footnote library and the sentence stating short sales were not used during the period was inadvertently left in the note for the Multi-Strategy Fund, which did engage in short sale transactions during the period. Management has since modified the footnote library to remove the statement that there were no short sales during the period. In addition, as a matter of policy, the short sale disclosure is now only included when a fund had short sale activity during the reporting period. This is validated through a review of the Portfolio of Investments (for any short positions outstanding at the end of the period) and the Statement of Operations (noting any short sale expenses incurred during the period). We believe these process changes address this matter.

Although the statement as to non-use of short sales was included in the report, we believe the Multi-Strategy Fund’s actual use of short sales is clearly disclosed throughout the annual report. For example, the use of short positions is discussed in the MDFP, short positions are included in the tables entitled “Top Ten Holdings – Short Positions” and “Portfolio Breakdown”, the Portfolio of Investments, the Statement of Operations and the Financial Highlights. Similarly, the risks related to short sales are discussed in the report.

Responses to N-CSR Comments

July 24, 2013

We hope that these responses adequately address staff comments. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary